6 March 2007

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 6 March 2007 it purchased 300,000 Reed
Elsevier PLC ordinary shares at a price of 584.6407 pence per share. The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 22,128,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,271,795,157 Reed Elsevier PLC ordinary shares in issue
(excluding treasury shares).

Reed Elsevier NV announces that on 6 March 2007, it purchased 200,000 Reed
Elsevier NV ordinary shares at a price of Euro12.9795 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed
Elsevier NV holds 14,396,500 Reed Elsevier NV ordinary shares in treasury, and has 738,832,274 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).